EXHIBIT 99.1

Supreme Administrative Court affirmed the interpretation of FICORA on the calculation grounds applied by TeliaSonera Finland to the interconnection pricing of mobile communications

STOCKHOLM, Sweden, Sept. 16, 2004 (PRIMEZONE) -- TeliaSonera: The Supreme Administrative Court has today issued a decision on the cost recovery and reasonableness related to mobile network interconnection fees. The Supreme Administrative Court affirms the decisions issued by the Finnish Communications Regulatory Authority (FICORA) in 2001 and the Administrative Court of Helsinki in 2002, according to which the interconnection pricing applied by TeliaSonera Finland in domestic mobile communications has not been reasonable in view of the actual costs. The Supreme Administrative Court thus contends that FICORA's decision on the method by which it has determined the value of the capital invested in Sonera's mobile network has not been contrary to law.

Interconnection prices refer to the fees that a network operator collects for connecting calls from another operator's network to subscriptions in its own network or for switching calls from subscriptions in its own network to another operator's network. The interconnection fees that have now been examined are based on commercial interconnection agreements Sonera has conducted with all mobile network operators operating in Finland. The interconnection fees applied by Sonera are lower than those of other Finnish operators and extremely low even on international standards.

- The decision of the Supreme Administrative Court unfortunately strengthens the tendency in Finland to increase regulation in the telecommunications sector. The decision also gives FICORA extremely wide discretion to select the procedure by which the reasonableness of operators' prices is evaluated. I hope that FICORA uses this discretion in a manner that safeguards the development of the Finnish telecommunications industry and employment in the sector. Otherwise the decision could, in the worst case, mean to us loss of the efficiency benefits we have already achieved and an increasing income transfer to other network operators, says Anni Vepsalainen, President of TeliaSonera Finland Oyj.

The decision of the Supreme Administrative Court is final and legally valid, and it cannot be appealed. TeliaSonera Finland Oyj must submit a new price-list and an account of how the interconnection fees have been derived from the actual costs to FICORA within a month. The decision of the Supreme Administrative Court does not define a specific interconnection price for TeliaSonera Finland but only confirms the calculation grounds. The company is conducting commercial negotiations with two other Finnish network operators in order to define new interconnection prices. The company cannot estimate the financial impacts of the decision more specifically until after these negotiations. At most, the effect of the new pricing regime on the EBITDA of the mobile communications business is expected to be a few tens of millions of euros on the annual level, depending on the application of similar regulation to other mobile operators.

In 2003, the net sales of the mobile communications business of TeliaSonera Finland Oyj amounted to EUR 1,177 million and EBITDA excluding non-recurring items was EUR 562 million.

For further information journalists can contact: Anni Vepsalainen, President, TeliaSonera Finland Oyj, tel. +358 2040 58810

Mikael Laine, CFO, Senior Vice President, TeliaSonera Finland Oyj, tel. +358 2040 58749

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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